SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s third quarter of
2018 financial and operating report

Mexico City, October 16th, 2018 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the third quarter of 2018.

•

We gained 1.1 million postpaid subscribers in the third quarter, including 472 thousand in Brazil, 184 thousand in Mexico and 100 thousand in Colombia. Our postpaid base increased 7.6% from the year-earlier quarter.

•	Fixed-broadband continued to be the fastest growing segment on the fixed-line platform, 4.7% year-on-year, after adding 284 thousand new accesses in the quarter.

•

Revenues were up 2.1% year-on-year in Mexican peso terms and were just shy of 250 billion pesos. At constant exchange rates service revenues were up 3.4% year-on-year, their best performance in five quarters. Service revenue growth increased practically across the board, with Mexico posting a 4.7% increase.

•	Postpaid mobile revenues led the way with an 8.6% increase, followed by fixed-broadband revenues at 6.2%.

•	In the mobile space service revenue shot up in Brazil and Mexico 10.5% and 9.5% respectively, with mobile ARPUs rising 13% in Brazil, 11% in the U.S. and 8% in Mexico.

•

EBITDA of 71.8 billion pesos was 7.7% higher than a year before; at constant exchange rates EBITDA was up 13.0%, it would have increased 8.6% in absence of the release of some provisions in Brazil. Our EBITDA margin, 28.8%, increased 2 percentage points from a year before. Approximately 1 percentage point of the margin is related to the aforementioned provisions.

•

Our operating profit increased 23.4% to 35.3 billion pesos. Together with a comprehensive financing income of 3.3 billion pesos— mostly driven by foreign exchange gains but also the release of provisions in Brazil —resulted in a net profit of 18.6 billion pesos for the period.

•

Through September we funded our capital expenditures of 91.7 billion pesos, paid out net dividends in the amount of 10.1 billion pesos, contributed 15.6 billion pesos to our pension funds and reduced by 14.0 billion pesos our net borrowings.

•	Our net debt stood at 584 billion pesos at the end of September, down 45 billion pesos from December. Relative to LTM EBITDA, it stood at 2.0 times.

América Móvil’s Subsidiaries as of September 2018
Country	Brand	Business	Equity
			Participation
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	98.8%
	Sección Amarilla(1)	other	98.4%
	Telvista	other	90.0%
Argentina	Claro	wireless	100.0%
	Telmex	wireline	99.7%
Brazil	Claro	wireless/wireline	97.7%
Chile	Claro	wireless	100.0%
	Telmex(1)	wireline	100.0%
Colombia	Claro	wireless	99.4%
	Telmex	wireline	99.3%
Costa Rica	Claro	wireless	100.0%
Dominicana	Claro	wireless/wireline	100.0%
Ecuador	Claro	wireless/wireline	100.0%
El Salvador	Claro	wireless/wireline	95.8%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Panama	Claro	wireless/wireline	100.0%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless/wireline	100.0%
USA	Tracfone	wireless	100.0%
Netherlands	KPN	wireless/wireline	16.1%
Austria	Telekom Austria	wireless/wireline	51.0%
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.92%.

Relevant Events

On September 17th, América Móvil delivered 224,695,844 KPN shares, equivalent to 5% of the total shares outstanding, following the maturity of a mandatory exchangeable Bond with a nominal amount outstanding of 750 million euros. This represented the sale of those shares at an effective price per share of 3.3374 euros.

On September 6th, we called a hybrid bond due 2073 with an aggregate principal amount of 900 million euros at a redemption price equal to 100% of its face value. Notwithstanding this redemption America Movil believes that hybrid bonds constitute an integral part of its capital base.

América Móvil Fundamentals (in accordance with IFRS)
	3Q18	3Q17
Earnings per Share (Mex$) (1)	0.28	-0.14
Earning per ADR (US$) (2)	0.30	-0.16
EBITDA per Share (Mex$) (3)	1.09	0.72
EBITDA per ADR (US$)	1.14	0.81
Net Income (millions of Mex$)	18,631	-9,547
Average Shares Outstanding (billion)	66.05	66.02
(1) Net Income / Average Shares Outstanding.
(2) 20 shares per ADR.
(3) EBITDA / Average Shares Outstanding.

Access Lines

We ended the third quarter with 362.7 million access lines. Fixed RGUs increased 0.7% from a year before—with broadband accesses rising 4.7%—while our wireless base declined 0.4%.

We gained 1.1 million mobile postpaid subscribers in the quarter, so our contract base reached 74.2 million in September, a 7.6% increase from the prior year. Brazil led the way with 472 thousand subs followed by Mexico with 184 thousand and Colombia with 100 thousand adds. Their postpaid base increased 15.2%, 6.0% and 4.3%, respectively. In the prepaid segment we disconnected 767 thousand subscribers, including 522 thousand in Brazil and 333 thousand in the US.

Fixed RGUs reached 83.3 million. Broadband continues to be the fastest growing segment with 284 thousand new accesses in the quarter, including 105 thousand in Brazil, 93 thousand in Central America and 42 thousand in Colombia.

Wireless Subscribers as of September 2018
	Total(1) (Thousands)
Country	Sep ’18	Jun ’18	Var.%	Sep ’17	Var.%
Argentina, Paraguay and Uruguay	24,130	24,059	0.3%	24,000	0.5%
Austria & CEE	21,099	20,735	1.8%	20,828	1.3%
Brazil	58,954	59,004	-0.1%	60,398	-2.4%
Central America	15,954	16,074	-0.7%	15,653	1.9%
Caribbean	5,809	5,737	1.3%	5,583	4.1%
Chile	6,823	6,991	-2.4%	6,880	-0.8%
Colombia	29,233	29,168	0.2%	29,112	0.4%
Ecuador	8,160	8,068	1.1%	8,612	-5.2%
Mexico	74,704	74,412	0.4%	73,315	1.9%
Peru	12,710	12,656	0.4%	12,238	3.9%
USA	21,793	22,126	-1.5%	23,743	-8.2%
Total Wireless Lines	279,369	279,029	0.1%	280,363	-0.4%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of September 2018
	Total(1) (Thousands)
Country	Sep ’18	Jun ’18	Var.%	Sep ’17	Var.%
Argentina, Paraguay and Uruguay	743	706	5.2%	663	12.1%
Austria & CEE	6,182	6,183	0.0%	6,015	2.8%
Brazil	35,602	35,791	-0.5%	35,962	-1.0%
Central America	6,121	6,030	1.5%	5,698	7.4%
Caribbean	2,571	2,603	-1.2%	2,721	-5.5%
Chile	1,399	1,372	2.0%	1,353	3.4%
Colombia	7,074	6,960	1.6%	6,679	5.9%
Ecuador	378	375	0.7%	362	4.3%
Mexico	21,801	21,892	-0.4%	21,857	-0.3%
Peru	1,460	1,436	1.7%	1,408	3.7%
Total RGUs	83,333	83,350	0.0%	82,719	0.7%
(1) Fixed Line, Broadband and Television (Cable & DTH).

América Móvil Consolidated Results

The continued expansion of the U.S. economy through the summer, with strong job creation even in the face of historically high levels of employment, ended up pushing 10 year U.S. Treasury yields decisively above 3%, bringing about a new bout of dollar strength that affected emerging markets in general, including several of the currencies in the region where we operate, more importantly in Argentina and Brazil. This effect was partially offset by the reduced political uncertainty in some countries with their currencies appreciating vs. the U.S. dollar as their presidential elections were left behind (Mexico and Colombia).

Our revenues were just shy of 250 billion Mexican pesos in the third quarter, representing a 2.1% increase from the year-earlier quarter. At constant exchange rates service revenues were up 3.4% year-on-year, their best performance in five quarters, with mobile postpaid revenues leading the way at 8.6%, followed by fixed-broadband revenues at 6.2%.

Service revenues increased practically across the board, with Mexico posting a 4.7% increase and Paraguay and Costa Rica growing 13.0% and 7.9%, respectively. Given the country’s high inflation rate, our Argentina revenues are expanding at a pace in the mid-20s per-cent.

Mobile service revenue growth was strong in Mexico and Brazil at 9.5% and 10.5%, respectively. Mobile ARPUs rose 13% in Brazil, 11% in the U.S. and 8% in Mexico. Overall our data traffic per user rose 78.2% year-on-year doubling in Brazil, Peru and the U.S. and expanding more than 60% in Mexico, Chile, Ecuador and Guatemala. Voice traffic per user increased 8.8%, rising 35% in Ecuador, nearly 20% in Brazil and somewhere in the mid-teens in both Chile  and Peru.

On the fixed platform service revenues rose 9.0% in Colombia and 4.8% in both Chile and Ecuador, while they declined in Mexico, Brazil and Guatemala by 4.0%, 3.2% and 5.4%, respectively.

EBITDA came in at 71.8 billion pesos in the quarter and was 7.7% higher than a year before. It represented 28.8% of revenues. The release of certain provisions in Brazil pertaining to Claro having won a legal case disputing the legality of a regime that set taxes on taxes (in this case ICMS on top of PIS-COFINS) explains approximately 1 percentage point of the margin. At constant exchange rates EBITDA was up 13.0% in the quarter; it would have increased 8.6% in the absence of the reserve release mentioned above.

EBITDA margins were up most everywhere, including by 2.0 percentage points in Mexico, 3.7 points in Chile and 1.1 points in Colombia. In Brazil it soared by 6.3 points, most of the expansion—but not all—coming from the release of provisions explained before.

Our operating profits increased 23.4% from the year-earlier quarter to 35.3 billion pesos. After net comprehensive financing income of 3.3 billion pesos—mostly driven by foreign exchange gains but also the release of provisions in Brazil—they resulted in a net profit of 18.6 billion pesos in the third quarter. The net profit was equivalent to 28 peso cents per share or 30 dollar cents per ADR.

América Móvil’s Income Statement (in accordance with IFRS) Millions of Mexican pesos
	3Q18	3Q17*	Var.%	Jan - Sep 18	Jan - Sep 17*	Var.%
Service Revenues	210,672	210,284	0.2%	650,602	657,491	-1.0%
Equipment Revenues	38,540	33,905	13.7%	110,286	100,284	10.0%
Total Revenues	249,211	244,189	2.1%	760,889	757,775	0.4%
Cost of Service	79,656	78,156	1.9%	243,288	244,719	-0.6%
Cost of Equipment	43,476	40,810	6.5%	125,829	120,614	4.3%
Selling, General & Administrative Expenses	50,445	56,799	-11.2%	168,417	179,165	-6.0%
Others	3,867	1,770	118.5%	8,362	4,955	68.8%
Total Costs and Expenses	177,444	177,535	-0.1%	545,895	549,454	-0.6%
EBITDA	71,767	66,654	7.7%	214,993	208,321	3.2%
% of Total Revenues	28.8%	27.3%		28.3%	27.5%
Depreciation & Amortization	36,462	38,049	-4.2%	117,251	118,191	-0.8%
EBIT	35,305	28,605	23.4%	97,742	90,131	8.4%
% of Total Revenues	14.2%	11.7%		12.8%	11.9%
Net Interest Expense	4,857	6,482	-25.1%	19,603	20,295	-3.4%
Other Financial Expenses	10,617	4,605	130.5%	19,878	8,939	122.4%
Foreign Exchange Loss	-18,775	11,835	-258.6%	-11,460	-23,425	51.1%
Comprehensive Financing Cost (Income)	-3,301	22,923	-114.4%	28,022	5,809	382.4%
Income & Deferred Taxes	18,921	1,908	n.m.	31,897	28,560	11.7%

Net Income before Minority
Interest and Equity Participation in Results	19,685	3,774	n.m.	37,823	55,761	-32.2%
of Affiliates

Equity Participation in Results of Affiliates	-17	55	-131.5%	-23	81	-129.0%
Minority Interest	-1,037	-1,311	20.9%	-1,657	-3,156	47.5%
Net Income	18,631	2,518	n.m.	36,143	52,687	-31.4%
All figures exclude the effect of IFRS 15 for comparison purposes.
* 2017 figures do not include the expense item associated with the arbitrage ruling in Colombia paid in August 2017.
n.m. Not meaningful

Through September we covered our capital expenditures of 91.7 billion pesos, paid out net dividends in the amount of 10.1 billion pesos, contributed 15.6 billion pesos to our pension funds and reduced by 14.0 billion pesos our net borrowings.

Our net debt stood at 584 billion pesos at the end of September, down 45 billion pesos from December (considering the Telekom Austria hybrid bonds amortized in February as part of the debt outstanding at the end of the year). Our net debt to EBITDA ratio (LTM) stood at 2.0x in September.

Balance Sheet (in accordance with IFRS) - América Móvil Consolidated Millions of Mexican Pesos
	Sep '18	Dec '17	Var.%		Sep '18	Dec '17	Var.%
Current Assets				Current Liabilities
Cash, Marketable
Securities & Other Short	61,182	83,391	-26.6%	Short Term Debt*	69,909	51,746	35.1%
Term Ivestments
Accounts Receivable	182,817	201,814	-9.4%	Accounts Payable	272,935	291,029	-6.2%
Other Current Assets	22,903	18,221	25.7%	Other Current Liabilities	79,522	70,562	12.7%
Inventories	39,553	38,810	1.9%		422,366	413,336	2.2%
	306,456	342,235	-10.5%

Non Current Assets				Non Current Liabilities
Plant & Equipment	591,270	676,343	-12.6%	Long Term Debt	575,138	646,139	-11.0%
Investments in Affiliates	2,622	3,735	-29.8%	Other Liabilities	152,607	166,103	-8.1%
					727,745	812,242	-10.4%
Deferred Assets
Goodwill (Net)	144,494	151,463	-4.6%
Intangible Assets	99,465	123,242	-19.3%	Shareholder's Equity	175,275	260,634	-32.8%
Deferred Assets	181,078	189,193	-4.3%

Total Assets	1,325,385	1,486,212	-10.8%	Total Liabilities and Equity	1,325,385	1,486,212	-10.8%
All figures exclude the effect of IFRS 15 for comparison purposes.
* Includes current portion of Long Term Debt.

Financial Debt of América Móvil* Millions
	Sep -18(2)	Dec -17(1)
Peso - denominated debt (Mexican Pesos)	97,911	83,192
Bonds and other securities	67,911	70,692
Banks and others	30,000	12,500
U.S. Dollar - denominated debt (USD)	10,277	10,084
Bonds and other securities	9,353	9,353
Banks and others	925	732
Euro - denominated Debt (EUR)	11,331	13,164
Bonds and other securities	11,043	13,164
Banks and others	289	0
Sterling - denominated Debt (GBP)	2,750	2,750
Bonds and other securities	2,750	2,750
Reais - denominated Debt (BRL)	6,472	4,234
Bonds and other securities	6,465	3,500
Banks and others	7	734
Debt denominated in other currencies (Mexican Pesos)	6,140	17,864
Bonds and other securities	6,075	17,765
Banks and others	66	99
Total Debt (Mexican Pesos)	645,047	712,137
Cash, Marketable Securities and Short Term Financial	61,182	83,391
Investments (Mexican Pesos)
Net Debt (Mexican Pesos)	583,865	628,746
* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

(1) The debt figures include the face value amount of the outstanding América Móvil hybrid bonds (1,450M euros and 550M sterling) and includes 600 million euros of Telekom Austria hybrid bonds. In prior tables Telekom Austria hybrid bond had been presented as equity and did not appear as debt.

(2) On February 2018, TKA called its 600 million euro hybrid bond and on September AMX called its 900 million euro hybrid bond.

Mexico

We added 184 thousand postpaid subscribers and 108 thousand prepaids in the third quarter to finish September with a total of 74.7 million subs, almost 2% more than a year before. Our postpaid base posted a 6.0% year-on-year increase. On the fixed-line platform we had 21.8 million accesses, roughly flat vs. the year-earlier quarter; we had a slight increase in broadband accesses but disconnected 95 thousand fixed-voice lines in the quarter.

Third quarter revenues totaled 71.8 billion pesos and service revenues 53.6 billion pesos. The latter were up 4.7% from the year-earlier quarter, with wireless service revenues—which account for 62% of the total—increasing 9.5%year-on-year.

Mobile prepaid revenues led the way posting a 10.7% increase on the back of data services, with postpaid revenues rising almost 7%. Altogether data consumption per user was up 64% from the year-earlier quarter, while voice traffic per user grew 10%.

On the fixed-line platform service revenues were down 4.0%. Notwithstanding this, fixed broadband revenues held up and were slightly higher than the year before.

Third quarter EBITDA jumped 15.2% to 24.1 billion pesos.  It represented a 33.5% EBITDA margin, two percentage points higher than in the year-earlier quarter, aided by greater operating leverage and continued success of various cost-reduction initiatives.

INCOME STATEMENT (in accordance with IFRS) - Mexico Millions of Mexican Pesos
	3Q18	3Q17	Var.%	Jan - Sep 18	Jan - Sep 17	Var.%
Total Revenues	71,841	66,253	8.4%	209,440	195,551	7.1%
Total Service Revenues	53,589	51,164	4.7%	158,946	151,061	5.2%
Wireless Revenues	50,555	43,975	15.0%	144,877	128,085	13.1%
Service Revenues	33,339	30,443	9.5%	97,899	88,748	10.3%
Equipment Revenues	16,866	13,400	25.9%	46,187	38,873	18.8%
Fixed Line and Other Revenues	21,286	22,278	-4.5%	64,563	67,466	-4.3%
EBITDA	24,056	20,875	15.2%	70,759	61,900	14.3%
% total revenues	33.5%	31.5%		33.8%	31.7%
EBIT	16,681	13,442	24.1%	48,325	39,735	21.6%
%	23.2%	20.3%		23.1%	20.3%
* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Mexico Operating Data (in accordance with IFRS)
	3Q18	3Q17	Var.%
Wireless Subscribers (thousands)	74,704	73,315	1.9%
Postpaid	13,315	12,560	6.0%
Prepaid	61,389	60,755	1.0%
MOU	521	475	9.8%
ARPU (Mexican Pesos)	149	139	7.8%
Churn (%)	4.2%	4.2%	0.1
Revenue Generating Units (RGUs) *	21,801	21,857	-0.3%
Fixed Lines	12,428	12,625	-1.6%
Broadband	9,373	9,231	1.5%
* Fixed Line and Broadband.

Argentina, Paraguay and Uruguay

The Argentinean peso plunged against the US dollar, falling 50% since April, as investor’s concerns about the country’s current account and fiscal deficits were exacerbated by new fears of rising interest rates in the U.S. and their impact on emerging economies. The rapid drop in the currency has given new impetus to inflation. Policy actions taken over the last few months to contain inflation and stop the run on the currency are having a major impact on the real economy, which is expected to observe an important contraction this year.

After net additions of 71 thousand subs in the third quarter, our operations in the region ended September with 24.1 million wireless subscribers, 0.5% more than a year before. Fixed RGUs increased 12.1% to 743 thousand, boosted by broadband accesses that were up 19.5% and PayTV subscriptions that rose 11.3%, although from a small base.

In Argentina, revenues increased 27.8% to 14.9 billion Argentinean pesos with service revenues rising 24.6% on the back of mobile data revenues, up 37.5%. On the fixed-line platform we posted a 62.5% increase in service revenues— they account for 8% of the total—on the back of broadband services and our entry into the PayTV business. In spite of the economic conditions we were able to increase third-quarter EBITDA by 31.6% with a margin equivalent to 37.5% of revenues, 1.1 percentage points higher than that of a year before.

In Paraguay we registered a service increase of 13% in local currency terms with mobile service revenues that were up 13.6% supported by postpaid growth and higher data consumption. We run a solid PayTV business that saw revenues improve by 11.7% over the year. Greater operating leverage and our ability to contain costs enabled an EBITDA jump of 40.6%.

Total revenues in Uruguay came in 5.1% above last year’s in Uruguayan pesos following an increase of 4.2% in mobile service revenues. EBITDA declined 25.9% as a result of higher subscriber acquisition costs linked to the doubling of net additions vis-à-vis the prior year.

INCOME STATEMENT (in accordance with IFRS) - Argentina, Paraguay & Uruguay Millions of ARP
	3Q18	3Q17	Var.%	Jan - Sep 18	Jan - Sep 17	Var.%
Total Revenues	17,363	13,033	33.2%	46,895	35,950	30.4%
Total Service Revenues	14,070	10,680	31.7%	37,750	29,803	26.7%
Wireless Revenues	16,015	12,193	31.3%	43,667	33,544	30.2%
Service Revenues	12,699	9,830	29.2%	34,475	27,359	26.0%
Equipment Revenues	3,292	2,353	39.9%	9,145	6,147	48.8%
Fixed Line and Other Revenues	1,478	840	75.9%	3,556	2,405	47.9%
EBITDA	6,067	4,544	33.5%	16,739	12,812	30.7%
% total revenues	34.9%	34.9%		35.7%	35.6%
EBIT	4,752	3,566	33.3%	13,053	10,016	30.3%
%	27.4%	27.4%		27.8%	27.9%
* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Argentina, Paraguay & Uruguay Operating Data (in accordance with IFRS)
	3Q18	3Q17	Var.%
Wireless Subscribers (thousands)	24,129	24,000	0.5%
Postpaid	2,421	2,444	-0.9%
Prepaid	21,708	21,557	0.7%
MOU	77	90	-14.4%
ARPU (ARP)	176	136	28.7%
Churn (%)	2.0%	2.1%	(0.1)
Revenue Generating Units (RGUs) *	743	663	12.1%
* Fixed Line, Broadband and Television.

Brazil

We added 472 thousand mobile postpaid subscribers in the third quarter, ending September with 22.3 million postpaid subs, 15.2% more than a year before. In the prepaid segment we disconnected 522 thousand subs.

On the fixed-line platform, broadband was the main growth driver with 105 thousand new accesses in the quarter, with our broadband base reaching 9.4 million. Of that figure 3.5 million accesses are in the ultrabroadband segment, and account for more than 50% of the total market. In the PayTV sphere, Net has been expanding its UHD content library following the commercial deployment of 4k.

Total revenues for the quarter came in at 8.9 billion reais, 0.9% higher than a year before, with service revenues growing at the same pace. In the wireless segment, service revenues rose 10.5% with mobile ARPU rising 13.0% driven by our unlimited voice plans, top quality mobile internet and digital services, all of which are perceived as great value by our clients.

In spite of fixed broadband revenues increasing 12.9% over the year, fixed service revenues declined 3.2% overall following a 19.8% contraction in long distance revenues and of 5.8% in PayTV revenues.

Third quarter EBITDA of 3.1 billion reais reflects the result of Claro having won legal proceedings related to a regime that set taxes on taxes (ICMS on top of PIS and Cofins taxes), which was partly offset by negative effects of some contingencies and the write-off of certain operating assets. Adjusting for these non-recurring events the EBITDA margin would have been 29.3%.

Claro is leading number portability in all segments helped by its 4G and 4.5G networks, the fastest in the country. We are moving forward with our convergent solutions, multiplatform content delivery and cloud-based applications, and enhancing our corporate portfolio with new solutions based on our best-in-class technology.

INCOME STATEMENT (in accordance with IFRS) - Brazil Millions of BrL
	3Q18	3Q17	Var.%	Jan - Sep 18	Jan - Sep 17	Var.%
Total Revenues	8,925	8,843	0.9%	26,645	26,541	0.4%
Total Service Revenues	8,773	8,693	0.9%	26,226	26,095	0.5%
Wireless Revenues	3,197	2,913	9.8%	9,409	8,623	9.1%
Service Revenues	3,047	2,757	10.5%	8,993	8,157	10.2%
Equipment Revenues	152	151	1.2%	419	446	-6.0%
Fixed Line and Other Revenues	5,728	5,931	-3.4%	17,236	17,918	-3.8%
EBITDA	3,136	2,551	22.9%	8,435	7,441	13.4%
% total revenues	35.1%	28.8%		31.7%	28.0%
EBIT	1,009	380	165.1%	2,106	907	132.2%
%	11.3%	4.3%		7.9%	3.4%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Brazil Operating Data (in accordance with IFRS)
	3Q18	3Q17	Var.%
Wireless Subscribers (thousands)	58,954	60,398	-2.4%
Postpaid	22,279	19,338	15.2%
Prepaid	36,675	41,060	-10.7%
MOU(1)	115	96	19.3%
ARPU (BrL)	17	15	13.0%
Churn (%)	4.0%	3.6%	0.5
Revenue Generating Units (RGUs) *	35,602	35,962	-1.0%
* Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Chile

Fixed RGUs of 1.4 million were up 3.4% from the prior year with broadband and voice lines rising 6.7% and 5.6%, respectively. On the mobile platform our subscriber base of 6.8 million wireless subscribers was down 0.8% year-on-year after disconnections of 168 thousand in the quarter, all prepaid.

Revenues were up 0.4% year over year to 213.5 billion Chilean pesos with service revenues rising 1.8%. On the fixed-line segment service revenues—that represent 39% of the total—increased 4.8% driven by data and managed services, up 12.3%. Growth is mostly stemming from the corporate segment from sales of enterprise services and solutions. The residential division has made important inroads as we have increased the number of homes passed year to date. Broadband revenues rose 3.8% over the year.

On the wireless platform, service revenues declined 0.6% following a contraction of 32% in prepaid revenues in the face of strong competition in what is a highly penetrated market. MOUs were up 14% while data per user jumped 71%.

Third quarter EBITDA, 39.5 billion Chilean pesos, jumped 25.1% year-on-year, with the EBITDA margin expanding to 18.5% from 14.8% last year.

INCOME STATEMENT (in accordance with IFRS) - Chile Millions of ChPL
	3Q18	3Q17	Var.%	Jan - Sep 18	Jan - Sep 17	Var.%
Total Revenues	213,461	212,529	0.4%	622,666	623,296	-0.1%
Total Service Revenues	192,406	189,084	1.8%	570,921	554,651	2.9%
Wireless Revenues	137,438	140,710	-2.3%	401,100	410,245	-2.2%
Service Revenues	116,381	117,132	-0.6%	349,279	341,569	2.3%
Equipment Revenues	21,055	23,445	-10.2%	51,745	68,644	-24.6%
Fixed Line and Other Revenues	76,023	71,819	5.9%	221,566	213,051	4.0%
EBITDA	39,480	31,551	25.1%	113,159	88,136	28.4%
% total revenues	18.5%	14.8%		18.2%	14.1%
EBIT	-17,606	-20,983	16.1%	-57,121	-70,690	19.2%
%	-8.2%	-9.9%		-9.2%	-11.3%
* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Chile Operating Data (in accordance with IFRS)
	3Q18	3Q17	Var.%
Wireless Subscribers (thousands)	6,823	6,880	-0.8%
Postpaid	2,031	1,826	11.2%
Prepaid	4,792	5,054	-5.2%
MOU	164	144	13.9%
ARPU (ChP)	5,771	5,858	-1.5%
Churn (%)	6.4%	5.6%	0.7
Revenue Generating Units (RGUs) *	1,399	1,353	3.4%
* Fixed Line, Broadband and Television.

Colombia

We added 100 thousand postpaid clients—twice as many as in 2017—and registered disconnections of 35 thousand prepaid subs—a fifth of the losses reported a year before—to end September with 29.2 million wireless subscribers, 0.4% more than a year before. Fixed RGUs climbed 5.9% over the year to 7.1 million as landlines increased 10.3% and broadband accesses 6.3%.

Total revenues grew 2.9% from the year-earlier quarter to 2.9 trillion Colombian pesos. Service revenues rose 1.9% on the back of fixed service revenues—which represent 36% of the total—that expanded 9.0%. Voice and fixed broadband revenues continued to accelerate posting an annual increase of 10% each, while PayTV revenues were up 8.4%.

Mobile service revenues stabilized after declining the last two quarters, driven mostly by the recovery of postpaid revenues, up 2.7%. ARPU came in at 16,593 Colombian pesos, and was roughly flat from a year before. MOUs increased 7.9% to 213 minutes while data consumption per user rose nearly 50%.

EBITDA of 1.2 trillion Colombian pesos was up 5.7%, as the EBITDA margin climbed 1.1 percentage points to 41.2%.

INCOME STATEMENT (in accordance with IFRS) - Colombia Billions of COP
	3Q18	3Q17*	Var.%	Jan - Sep 18	Jan - Sep 17*	Var.%
Total Revenues	2,880	2,800	2.9%	8,582	8,372	2.5%
Total Service Revenues	2,326	2,281	1.9%	6,907	6,809	1.4%
Wireless Revenues	2,004	2,000	0.2%	6,009	6,023	-0.2%
Service Revenues	1,459	1,463	-0.3%	4,361	4,439	-1.8%
Equipment Revenues	538	510	5.5%	1,629	1,541	5.7%
Fixed Line and Other Revenues	876	800	9.5%	2,572	2,349	9.5%
EBITDA	1,187	1,123	5.7%	3,504	3,336	5.0%
%	41.2%	40.1%		40.8%	39.8%
EBIT	673	645	4.3%	1,990	1,925	3.4%
%	23.3%	23.0%		23.2%	23.0%
* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.
* 2017 figures do not include the expense item associated with the arbitrage ruling in Colombia paid in August 2017.

Colombia Operating Data (in accordance with IFRS)
	3Q18	3Q17	Var.%
Wireless Subscribers* (thousands)	29,233	29,112	0.4%
Postpaid	6,887	6,604	4.3%
Prepaid	22,346	22,508	-0.7%
MOU(1)	213	197	7.9%
ARPU (COP)	16,593	16,641	-0.3%
Churn (%)	4.5%	4.6%	(0.1)
Revenue Generating Units (RGUs)**	7,074	6,679	5.9%

* Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).** Fixed Line, Broadband and Television

** Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Ecuador

We added 93 thousand wireless subscribers in the quarter to finish September with 8.2 million, 5.2% less than a year before; our postpaid subscriber base rose 3.3% in the period. On the fixed platform we had 378 thousand fixed RGUs, 4.3% more than a year before.

Total revenues of 331 million dollars were up 1.8% year-on-year with equipment revenues rising 26.2% and service revenues declining 1.8%. The drop in service revenues stems mostly from an 11.9% decline in prepaid revenues. ARPU stood at 11 dollars per sub, 4.6% higher than last year with data consumption per client rising 62.4% on average. Our fixed line revenues were up 3.9% over the year to 22 million dollars.

Third quarter EBITDA of 128 million dollars was 2.2% higher than a year before; the EBITDA margin remained practically unchanged at 38.7%.

INCOME STATEMENT (in accordance with IFRS) - Ecuador Millions of Dollars
	3Q18	3Q17	Var.%	Jan - Sep 18	Jan - Sep 17	Var.%
Total Revenues	331	325	1.8%	979	991	-1.2%
Total Service Revenues	278	283	-1.8%	829	850	-2.5%
Wireless Revenues	310	305	1.6%	914	929	-1.6%
Service Revenues	257	263	-2.3%	767	792	-3.1%
Equipment Revenues	53	42	26.2%	147	138	6.7%
Fixed Line and Other Revenues	22	21	3.9%	65	62	5.2%
EBITDA	128	125	2.2%	382	379	0.8%
% total revenues	38.7%	38.6%		39.0%	38.2%
EBIT	77	73	5.6%	227	222	2.1%
%	23.2%	22.4%		23.2%	22.4%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Ecuador Operating Data (in accordance with IFRS)
	3Q18	3Q17	Var.%
Wireless Subscribers (thousands)	8,160	8,612	-5.2%
Postpaid	2,603	2,520	3.3%
Prepaid	5,557	6,091	-8.8%
MOU	429	318	34.8%
ARPU (US$)	11	10	4.6%
Churn (%)	4.7%	4.9%	(0.2)
Revenue Generating Units (RGUs) *	378	362	4.3%
* Fixed Line, Broadband and Television.

Peru

We finished September with 12.7 million wireless subscribers, 3.9% more than in 2017 after net additions of 53 thousand in the period. In addition, we had 1.5 million fixed RGUs, representing a 3.7% increase over the prior year.

Total revenues fell 4.4% to 1.3 billion soles with service revenues that were down 6.3%. The decline in mobile service revenues was, to a certain extent, related to an interconnection rate cut that became effective in the first quarter of 2018; in fact the decline in revenues net of interconnection charges was smaller, 2.9%.

The revenue decline reflects very strong competition and changes in our commercial plans that have led to a doubling in the consumption of data services per client. On the fixed platform, service revenues were 1.0% lower than a year before as long distance revenues fell 17.1% and data revenues declined 7.5%.

EBITDA declined 6.5% to 330 million soles reflecting the impact of strong competition. We continued to enforce strict cost control and have made improvements in several line items. The EBITDA margin stood at 25.4%, slightly below, 0.6 percentage points, that of the year-earlier quarter.

Our networks have improved materially and are now the fastest in the country. We have been very focused on enhancing the overall customer experience and this is having a positive impact on mobile number portability.

INCOME STATEMENT (in accordance with IFRS) - Peru Millions of Soles
	3Q18	3Q17	Var.%	Jan - Sep 18	Jan - Sep 17	Var.%
Total Revenues	1,300	1,359	-4.4%	3,903	4,047	-3.5%
Total Service Revenues	1,109	1,183	-6.3%	3,329	3,514	-5.3%
Wireless Revenues	1,089	1,147	-5.0%	3,274	3,414	-4.1%
Service Revenues	894	964	-7.3%	2,682	2,852	-6.0%
Equipment Revenues	191	176	8.8%	573	531	7.9%
Fixed Line and Other Revenues	211	212	-0.7%	629	633	-0.6%
EBITDA	330	353	-6.5%	913	948	-3.8%
% total revenues	25.4%	26.0%		23.4%	23.4%
EBIT	154	162	-4.7%	362	388	-6.6%
%	11.9%	11.9%		9.3%	9.6%
* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Peru Operating Data (in accordance with IFRS)
	3Q18	3Q17	Var.%
Wireless Subscribers (thousands)	12,710	12,238	3.9%
Postpaid	4,178	4,081	2.4%
Prepaid	8,531	8,158	4.6%
MOU	244	214	14.3%
ARPU (Sol)	23	26	-11.2%
Churn (%)	6.0%	5.6%	0.4
Revenue Generating Units (RGUs) *	1,460	1,408	3.7%
* Fixed Line, Broadband and Television.

Central America

Our wireless subscriber base in Central America ended September just shy of 16 million clients, 1.9% more than a year before, with the postpaid base rising 3.3%. Fixed RGUs reached 6.1 million, 7.4% more than a year before, with broadband accesses growing 14.4% over the year to 3.2 million.

Total revenues were up 0.5% to 585 million dollars with equipment revenues rising 24% and service revenues falling 1.2%. Wireless service revenues remained practically unchanged vis-à-vis last year at 343 million dollars, but fixed line service revenues dropped 5.0% on the back of a 17.9% decline in fixed voice revenues.

Third quarter EBITDA declined 6.6% over the year to 194 million dollars. The EBITDA margin was equivalent to 33.1% of revenues. Nicaragua weighs on the EBITDA figures since the economic and political conditions in the country have had a negative impact in sales of handsets and service revenues. In Guatemala and Honduras we have faced increases in certain commercial costs that have also pressured EBITDA while in El Salvador and our newer operations in Costa Rica and Panamá are posting solid improvements.

INCOME STATEMENT (in accordance with IFRS) - Central America Millions of Dollars
	3Q18	3Q17	Var.%	Jan - Sep 18	Jan - Sep 17	Var.%
Total Revenues	585	582	0.5%	1,771	1,727	2.6%
Total Service Revenues	529	535	-1.2%	1,605	1,591	0.8%
Wireless Revenues	391	383	2.3%	1,186	1,143	3.8%
Service Revenues	343	344	-0.1%	1,046	1,028	1.7%
Equipment Revenues	48	39	24.2%	140	112	24.6%
Fixed Line and Other Revenues	193	201	-3.9%	585	592	-1.2%
EBITDA	194	207	-6.6%	590	606	-2.6%
% total revenues	33.1%	35.6%		33.3%	35.1%
EBIT	79	78	0.7%	237	218	8.5%
%	13.4%	13.4%		13.4%	12.6%
* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Central America Operating Data (in accordance with IFRS)
	3Q18	3Q17	Var.%
Wireless Subscribers (thousands)	15,954	15,653	1.9%
Postpaid	2,445	2,367	3.3%
Prepaid	13,509	13,287	1.7%
MOU(1)	152	162	-6.4%
ARPU (US$)	7	8	-2.3%
Churn (%)	7.2%	6.6%	0.6
Revenue Generating Units (RGUs) *	6,121	5,698	7.4%
* Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Caribbean

As of September 30th, we had 5.8 million wireless subscribers in the islands, 4.1% more than a year before. In Dominicana, our subscriber base rose 4.3% after adding 63 thousand new clients, almost twice as many as last year while in Puerto Rico the total number of subscribers rose by 2.8%. On fixed, we had 2.6 million RGUs, reflecting the disconnection of 37 thousand fixed units in Puerto Rico.

Total revenues for the Dominican Republic were nearly 12 billion Dominican pesos, up 3.0% year-on-year with service revenues rising at the same pace and equipment revenues expanding 26.4%. On the wireless platform service revenue growth was 4.3% showing improved trends in the prepaid segment were service revenues increased 7.2%, and maintaining growth on postpaid at 3.9% year on year. ARPU was up 0.4% on the back of data usage that increased 350%, making Dominicana one of the top markets in terms of MBOUs per subscriber and the one that experienced the fastest growth over the last year. Prepaid MBOUs increased by almost 9 times.

In Puerto Rico we generated revenues in the amount of 221 million dollars, 12.1% more than a year before, with service revenues that jumped 20.9%; the third quarter of 2017 had been impacted by hurricane Maria. Reported figures show mobile service revenues improving by 40.2% with data revenues that shot up 53.1%. The latter figures captures the growth of fixed-mobile internet services that have made up for the lack of fixed services in certain areas of the island. As regards fixed, service revenues declined 19.9%.

Third quarter EBITDA was 14.4% higher than a year before at 140 million dollars and the EBITDA margin came in at 30.3% of revenues, gaining 2.6 percentage points vis-à-vis the prior year.

INCOME STATEMENT (in accordance with IFRS) - Caribbean Millions of Dollars
	3Q18	3Q17	Var.%	Jan - Sep 18	Jan - Sep 17	Var.%
Total Revenues	461	441	4.6%	1,411	1,399	0.8%
Total Service Revenues	424	393	7.8%	1,281	1,236	3.7%
Wireless Revenues	252	234	7.4%	765	777	-1.5%
Service Revenues	217	192	13.2%	647	628	3.0%
Equipment Revenues	36	43	-18.3%	121	151	-20.0%
Fixed Line and Other Revenues	210	207	1.5%	646	623	3.7%
EBITDA	140	122	14.4%	409	434	-5.8%
% total revenues	30.3%	27.7%		29.0%	31.0%
EBIT	77	49	56.0%	212	230	-7.7%
%	16.7%	11.2%		15.0%	16.4%
* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Caribbean Operating Data (in accordance with IFRS)
	3Q18	3Q17	Var.%
Wireless Subscribers (thousands)	5,809	5,583	4.1%
Postpaid	1,917	1,846	3.8%
Prepaid	3,892	3,737	4.2%
MOU(1)	251	263	-4.3%
ARPU (US$)	13	12	8.9%
Churn (%)	3.5%	3.5%	0.0
Revenue Generating Units (RGUs) *	2,571	2,721	-5.5%
* Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

United States

We ended September with 21.8 million subscribers—8.2% lower than in the prior year—following net disconnections of 333 thousand subs. Excluding SafeLink, net disconnections came in at 111 thousand, below the 174 thousand figure observed in the same quarter of 2017.

Revenues topped two billion dollars having risen 2.6% over the year with service revenues up 1.5%. As we continued to target higher usage clients ARPU was up 10.7% over the year to 26 dollars per subscriber.

EBITDA of 145 million dollars was up 3.2% year-on-year in spite of the strong competition in the prepaid segment. The EBITDA margin remained unchanged from a year before at 7.1% of revenues.

INCOME STATEMENT (in accordance with IFRS) - United States Millions of Dollars
	3Q18	3Q17	Var.%	Jan - Sep 18	Jan - Sep 17	Var.%
Total Revenues	2,040	1,988	2.6%	5,967	5,904	1.1%
Service Revenues	1,689	1,664	1.5%	5,053	5,091	-0.8%
Equipment Revenues	351	324	8.1%	914	812	12.5%
EBITDA	145	141	3.2%	461	563	-18.1%
% total revenues	7.1%	7.1%		7.7%	9.5%
EBIT	125	122	2.3%	401	510	-21.4%
%	6.1%	6.1%		6.7%	8.6%

United States Operating Data (in accordance with IFRS)
	3Q18	3Q17	Var.%
Wireless Subscribers (thousands)	21,793	23,743	-8.2%
Straight Talk	8,994	8,508	5.7%
SafeLink	3,043	4,901	-37.9%
Other Brands	9,756	10,334	-5.6%
MOU	543	513	6.0%
ARPU (US$)	26	23	10.7%
Churn (%)	4.0%	4.2%	(0.2)

Telekom Austria Group

Our operations in Europe had 21.1 million wireless subscribers at the end of September, 1.3% more than a year before, with our postpaid base increasing  4.9% after 247 thousand net additions in the quarter, including 131 thousand new contract clients in Austria, 56 thousand in Belarus, 37 thousand in Serbia and 29 thousand in Croatia. Fixed RGUs rose 2.8% to 6.2 million, with PayTV expanding 12.8% and fixed broadband 2.2%.

Total revenues for the group were 1.1 billion euros, up 1.4% year-on-year with service revenues growing 1.6%. Consolidated figures are affected by a one-time benefit booked in Bulgaria in the third quarter of last year and by the devaluation of the Belarusian ruble; adjusting for these factors revenue growth would have been 2.1%.

In Austria, service revenues increased 1.1%, with more high-value clients, greater adoption of fixed-mobile Wi-Fi routers, and the continued growth of ICT services. Fixed-line service revenues have been an important growth catalyst in Eastern Europe, especially in Bulgaria, Macedonia and Belarus; Serbia also showed solid service revenue growth yet from a growing share of mobile subscribers and Wi-Fi routers.

At 397.8 million euros, consolidated EBITDA (excluding restructuring charges in Austria) was practically flat from the year-earlier quarter. Higher advertising and content costs as well as the investments in A1 digital were offset by lower roaming and network maintenance expenses. In Austria, organic EBITDA growth was 3.9%.

INCOME STATEMENT (in accordance with IFRS) - A1 Telekom Austria Group - Proforma
Millions of Euros
	3Q18	3Q17	Var.%	Jan - Sep 18	Jan - Sep 17	Var.%
Total Revenues	1,126	1,111	1.4%	3,301	3,259	1.3%
Total service revenues	973	958	1.6%	2,855	2,841	0.5%
Wireless service revenues	557	554	0.6%	1,615	1,614	0.0%
Fixed-line service revenues	416	404	2.9%	1,240	1,227	1.1%
Equipment revenues	129	124	4.7%	376	343	9.7%
Other operating income	23	29	-20.5%	70	75	-6.0%
EBITDA	390	410	-4.9%	1,088	1,111	-2.1%
% total revenues	34.6%	36.9%		32.9%	34.1%
EBIT	185	191	-3.0%	332	465	-28.5%
% total revenues	16.4%	17.2%		10.1%	14.3%
For further detail please visit www.a1.group/en/investor-relations

A1 Telekom Austria Group Operating Data (in accordance with IFRS) - Proforma
	3Q18	3Q17	Var.%
Wireless Subscribers (thousands)	21,099	20,828	1.3%
Postpaid	16,110	15,364	4.9%
Prepaid	4,989	5,464	-8.7%
MOU(1)	344	330	4.3%
ARPU (Euros)	9	9	-0.2%
Churn (%)	1.6%	2.0%	(0.4)
Revenue Generating Units (RGUs) *	6,182	6,015	2.8%
*Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

América Móvil IFRS (includes IFRS 15 for 2018)

América Móvil’s Income Statement (in accordance with IFRS 15) Millions of Mexican pesos
	3Q18	3Q17*	Var.%	Jan - Sep 18	Jan - Sep 17*	Var.%
Service Revenues	206,526	210,284	-1.8%	636,966	657,491	-3.1%
Equipment Revenues	41,545	33,905	22.5%	121,595	100,284	21.3%
Total Revenues	248,071	244,189	1.6%	758,561	757,775	0.1%
Cost of Service	79,656	78,156	1.9%	243,288	244,719	-0.6%
Cost of Equipment	43,357	40,810	6.2%	125,374	120,614	3.9%
Selling, General & Administrative Expenses	49,033	56,799	-13.7%	163,892	179,165	-8.5%
Others	3,867	1,770	118.5%	8,362	4,955	68.8%
Total Costs and Expenses	175,913	177,535	-0.9%	540,917	549,454	-1.6%
EBITDA	72,158	66,654	8.3%	217,644	208,321	4.5%
% of Total Revenues	29.1%	27.3%		28.7%	27.5%
Depreciation & Amortization	36,462	38,049	-4.2%	117,251	118,191	-0.8%
EBIT	35,697	28,605	24.8%	100,393	90,131	11.4%
% of Total Revenues	14.4%	11.7%		13.2%	11.9%
Net Interest Expense	4,927	6,482	-24.0%	19,767	20,295	-2.6%
Other Financial Expenses	10,617	4,605	130.5%	19,878	8,939	122.4%
Foreign Exchange Loss	-18,775	11,835	-258.6%	-11,460	-23,425	51.1%
Comprehensive Financing Cost (Income)	-3,231	22,923	-114.1%	28,186	5,809	385.2%
Income & Deferred Taxes	18,918	1,908	n.m.	32,666	28,560	14.4%

Net Income before Minority
Interest and Equity Participation in Results	20,010	3,774	n.m.	39,541	55,761	-29.1%
of Affiliates

Equity Participation in Results of Affiliates	-17	55	-131.5%	-23	81	-129.0%
Minority Interest	-1,037	-1,311	20.9%	-1,657	-3,156	47.5%
Net Income	18,956	2,518	n.m.	37,860	52,687	-28.1%
* 2017 figures do not include the expense item associated with the arbitrage ruling in Colombia paid in August.
2017.n.m. Not meaningful.

Balance Sheet (in accordance with IFRS 15) - América Móvil Consolidated Millions of Mexican Pesos
	Sep '18	Dec '17	Var.%		Sep '18	Dec '17	Var.%
Current Assets				Current Liabilities
Cash, Marketable
Securities & Other Short	61,182	83,391	-26.6%	Short Term Debt*	69,909	51,746	35.1%
Term Ivestments
Accounts Receivable	194,305	201,814	-3.7%	Accounts Payable	272,458	291,029	-6.4%
Other Current Assets	33,956	18,221	86.4%	Other Current Liabilities	80,305	70,562	13.8%
Inventories	39,846	38,810	2.7%		422,672	413,336	2.3%
	329,290	342,235	-3.8%

Non Current Assets				Non Current Liabilities
Plant & Equipment	591,270	676,343	-12.6%	Long Term Debt	575,138	646,139	-11.0%
Investments in Affiliates	2,622	3,735	-29.8%	Other Liabilities	161,761	166,103	-2.6%
					736,899	812,242	-9.3%
Deferred Assets
Goodwill (Net)	144,494	151,463	-4.6%
Intangible Assets	99,465	123,242	-19.3%	Shareholder's Equity	195,450	260,634	-25.0%
Deferred Assets	187,880	189,193	-0.7%

Total Assets	1,355,021	1,486,212	-8.8%	Total Liabilities and Equity	1,355,021	1,486,212	-8.8%
* Includes current portion of Long Term Debt.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers	Subscribers weighted by the economic interest held in each company.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscriber base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.
SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	3Q18	3Q17	Var.%	Jan - Sep 18	Jan - Sep 17	Var.%
Mexico
EoP	18.90	18.13	4.2%	18.98	18.13	4.7%
Average	18.99	17.82	6.6%	19.04	18.94	0.5%
Brazil
EoP	4.00	3.17	26.4%	3.63	3.17	14.7%
Average	3.96	3.16	25.0%	3.60	3.17	13.5%
Argentina
EoP	41.25	17.31	138.3%	26.64	17.31	53.9%
Average	32.01	17.28	85.3%	25.07	16.22	54.6%
Chile
EoP	660	638	3.5%	630	638	-1.2%
Average	663	643	3.1%	629	643	-2.2%
Colombia
EoP	2,990	2,941	1.6%	2,889	2,941	-1.8%
Average	2,961	2,977	-0.5%	2,885	2,940	-1.9%
Guatemala
EoP	7.70	7.34	4.9%	7.47	7.34	1.8%
Average	7.55	7.29	3.5%	7.45	7.36	1.3%
Honduras
EoP	24.23	23.56	2.8%	23.97	23.56	1.8%
Average	24.18	23.56	2.6%	23.96	23.64	1.4%
Nicaragua
EoP	31.93	30.41	5.0%	31.42	30.41	3.3%
Average	31.74	30.23	5.0%	31.36	29.86	5.0%
Costa Rica
EoP	586	575	1.9%	573	575	-0.4%
Average	575	577	-0.5%	572	572	-0.1%
Peru
EoP	3.30	3.27	1.1%	3.26	3.27	-0.1%
Average	3.29	3.25	1.4%	3.26	3.27	-0.1%
Paraguay
EoP	5,895	5,657	4.2%	5,686	5,657	0.5%
Average	5,785	5,602	3.3%	5,662	5,611	0.9%
Uruguay
EoP	33.21	28.98	14.6%	30.28	28.98	4.5%
Average	31.78	28.73	10.6%	30.12	28.52	5.6%
Dominican Republic
EoP	50.08	47.87	4.6%	49.47	47.87	3.3%
Average	49.81	47.66	4.5%	49.39	47.40	4.2%
Austria & CEE
EoP	0.86	0.85	1.8%	0.84	0.85	-0.9%
Average	0.86	0.85	1.1%	0.84	0.90	-6.8%

Exchange Rates Local Currency Units per Mexican Pesos
	3Q18	3Q17	Var.%	Jan - Sep 18	Jan - Sep 17	Var.%
USA
EoP	0.05	0.06	-4.1%	0.05	0.06	-4.5%
Average	0.05	0.06	-6.2%	0.05	0.05	-0.5%
Brazil
EoP	0.21	0.17	21.2%	0.19	0.17	9.6%
Average	0.21	0.18	17.3%	0.19	0.17	12.9%
Argentina
EoP	2.18	0.95	128.6%	1.40	0.95	47.1%
Average	1.69	0.97	73.9%	1.32	0.86	53.7%
Chile
EoP	34.9	35.2	-0.7%	33.2	35.2	-5.6%
Average	34.9	36.1	-3.2%	33.0	33.9	-2.7%
Colombia
EoP	158	162	-2.5%	152	162	-6.1%
Average	156	167	-6.7%	152	155	-2.4%
Guatemala
EoP	0.41	0.41	0.6%	0.39	0.41	-2.8%
Average	0.40	0.41	-2.9%	0.39	0.39	0.8%
Honduras
EoP	1.28	1.30	-1.3%	1.26	1.30	-2.8%
Average	1.27	1.32	-3.7%	1.26	1.25	0.8%
Nicaragua
EoP	1.69	1.68	0.7%	1.66	1.68	-1.3%
Average	1.67	1.70	-1.5%	1.65	1.58	4.5%
Costa Rica
EoP	30.99	31.72	-2.3%	30.17	31.72	-4.9%
Average	30.25	32.39	-6.6%	30.03	30.22	-0.6%
Peru
EoP	0.17	0.18	-3.0%	0.17	0.18	-4.5%
Average	0.17	0.18	-4.8%	0.17	0.17	-0.6%
Paraguay
EoP	312	312	0.0%	300	312	-4.0%
Average	305	314	-3.1%	297	296	0.4%
Uruguay
EoP	1.76	1.60	9.9%	1.60	1.60	-0.2%
Average	1.67	1.61	3.8%	1.58	1.51	5.1%
Dominican Republic
EoP	2.65	2.64	0.4%	2.61	2.64	-1.3%
Average	2.62	2.67	-1.9%	2.59	2.50	3.7%

For further information please visit our website at: www.americamovil.com

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 17, 2018

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer